UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of February 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the fourth quarter press release and supplemental data, dated February 23, 2006, pertaining to the financial condition and results of operations at and for the quarter ended December 31, 2005, as well as forecasts for the registrant’s operations for the fiscal year ending December 31, 2006. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Venezuela, which differ in certain important respects from accounting principles generally accepted in the United States.

The earning projections for the fiscal year ending December 31, 2006 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Venezuela in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Venezuela and abroad, the effects of competition, the pricing of services, tariff-setting regulations and the success of new products, new services and new businesses. No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT	For Release: Contact:	FOR IMMEDIATE RELEASE Cantv Investor Relations +011 58 212 500-1831 (Main) +011 58 212 500-1828 (Fax) E-mail: invest@cantv.com.ve

	February 23, 2006		The Global Consulting Group César Villavicencio 646 284-9423 (US) E-mail: cvillavicencio@hfgcg.com

CANTV ANNOUNCES FOURTH QUARTER 2005 RESULTS AND 2006 GUIDANCE, A BOARD OF DIRECTOR’S DIVIDEND PROPOSAL AND LOWER THAN PREVIOUSLY ANNOUNCED INCREASE IN PENSION LIABILITY

HIGHLIGHTS

Fourth quarter 2005 results and 2006 guidance:

•	Total revenue was higher by Bs. 414.7, or 37.3%, compared to fourth quarter 2004. This increase was primarily the result of significant growth in Mobile subscribers and sustained momentum of our Broadband business.

•	Our Mobile and Broadband customer bases grew 67.0% and 74.1%, respectively, compared to fourth quarter 2004. Mobile subscribers reached nearly the 5.2 million mark, driven by approximately 1.2 million net additions during the quarter.

•	EBITDA and Net income grew 38.4% to Bs. 343.8 billion and 664.7% to Bs. 137.7 billion, respectively, compared to fourth quarter 2004. These results reflect a total charge of Bs. 49.7 billion expense related to an increase in the additional pension obligation recorded in September 2006 (see details below).

•	In our 2006 guidance, Cantv aims to achieve increase in free cash flow between 24% and 39% over 2005 results.

Board of Directors dividend proposal:

•	Cantv’s Board of Directors will propose shareholders approve a dividend payment of Bs. 700 per share (US$2.28 per ADS) at the upcoming annual Shareholders’ Meeting, scheduled to be held on March 31, 2006.

Increase in pension liability (see relevant section on page 11):

•	In fourth quarter 2005, Cantv posted a Bs. 49.7 billion expense to increase the additional pension obligation created by the July 2005 Supreme Court’s decision to Bs. 765 billion from the Bs. 715 billion recorded as of September 30, 2005.

•	This expense is lower than the Bs. 118 billion expense announced on February 9, 2006, due to further revisions of actuarial calculations. As of December 31, 2005 the additional pension obligation recorded to provide for the July 2005 Supreme Court decision was Bs. 765 billion compared to Bs. 833 billion announced on February 9, 2006.

•	This adjustment does not represent change in Cantv’s position regarding the July 2005 Supreme Court’s Social Chamber decision.

Financial results are stated in accordance with International Financial Reporting Standards (IFRS). Translation of financial statements data to US$ has been performed, solely for the convenience of the reader, converting Bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	1

INITIAL NOTES

As announced on February 9, 2006, Cantv adopted International Financial Reporting Standards (IFRS) effective January 1, 2005. Accordingly, audited financial statements data for all periods included herein are presented in conformity with IFRS, using nominal amounts except for a) non-monetary assets together with related expense accounts, and b) liabilities and equity accounts which were adjusted for inflation through December 31, 2003. (Please refer to our press release announcing Adoption of IFRS effective January 1, 2005 dated February 9, 2006).

Pursuant to IFRS, figures in Bolivars are not adjusted for inflation as required under Venezuelan Generally Accepted Accounting Principles (VenGAAP). Accordingly, year-over-year variances included herein represent variations in nominal bolivars. For reference purposes only, the 2005 inflation reported by the Central Bank of Venezuela was 14.4%.

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	4Q05	4Q04	Inc./(Dec.)%
Revenue	1,525.6	1,110.9	414.7		37.3%
EBITDA	343.8	248.4	95.4		38.4%
EBITDA Margin	23%	22%	100	bps	N.M.
Net Income	137.7	18.0	119.7		664.7%
EPADS (Bs.)	1,242	162	1,080		664.7%

	Full Year 05	Full Year 04	Inc./(Dec.)%
Revenue	5,088.4	3,835.7	1,252.7		32.7%
EBITDA	741.5	1,068.8	(327.3)		(30.6%)
EBITDA Margin	15%	28%	(1,300	bps)	N.M.
Net Income	214.4	425.6	(211.2)		(49.6%)
EPADS (Bs.)	1,934	3,840	(1,906)		(49.6%)
CAPEX	958.4	518.3	440.1		84.9%
Free Cash Flow	691.8	881.3	(189.5)		(21.5%)
Debt payments	243.0	204.9	38.1		18.6%

	4Q05	4Q04	Inc./(Dec.)%
Subscribers (thousands)
Fixed	3,404.6	3,060.1	344.5		11.3%
Switched access lines	3,097.7	2,883.8	213.9		7.4%
Residential	2,384.7	2,201.3	183.4		8.3%
Non-residential	608.4	587.2	21.2		3.6%
Public Telephones	104.6	95.3	9.3		9.8%
Broadband	306.9	176.3	130.6		74.1%
ABA (ADSL) lines	289.9	159.0	130.9		82.3%
Private Circuits	17.0	17.3	(0.3)		(1.6%)
Mobile	5,188.2	3,106.4	2,081.8		67.0%
Postpaid	254.8	221.9	32.9		14.8%
Prepaid	4,933.4	2,884.5	2,048.9		71.0%
Traffic (millions of minutes)
Fixed Local	3,430	3,693	(263)		(7.1%)
Fixed DLD and ILD	617	653	(36)		(5.5%)
Mobile	1,139	683	456		66.8%

N.M.= Not meaningful

Note: further details are disclosed in additional tables posted in Cantv's Investor Relations web page

YEAR IN REVIEW

•	Overall, Cantv experienced growth in most of its key performance indicators. Revenue grew 32.7% driven by increases in mobile, broadband and switched access lines subscribers.

•	Mobile business was the primary driver of Cantv’s 32.7% revenue growth. In 2005, mobile revenue represented 38.9% of the Company’s total revenue, from 30.7% in the previous year. Mobile subscribers posted a strong 67.0% growth and reached almost 5.2 subscribers while increasing ARPU. Postpaid and prepaid ARPU for 2005 were 18.8% and 18.3% higher than 2004, respectively.

•	Our switched access lines increased 7.4% during 2005. Fixed revenue, excluding broadband revenue, posted a 10.3% increase over 2004, the absence of regulatory approval for residential tariffs increases curbed the growth of fixed lines revenue. Migration to mobile services combined with competitive pressures in public telephony and long distance markets also limited revenue growth on this segment.

•	Continued Broadband growth confirms its significant importance to Cantv’s revenue stream as an important high growth opportunity. During 2005, ABA (ADSL) subscribers grew 82.3%.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	2

•	On July 26, 2005, the Social Chamber of the Supreme Court of Venezuela rendered its decision on the lawsuit brought by Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the Venezuelan National Telephone Association of Retirees and Pensioners) regarding the adjustment of pensions payable to Cantv’s retirees. As a result of this decision Cantv’s pension obligations were significantly increased. In recognition of the increased obligation, as of December 31, 2005 Cantv recorded a Bs. 694.9 billion provision for additional pension obligation due to Supreme Court decision which is reflected as an increase to its pension plan liability (for additional information on recent adjustments made to the additional pension obligation due to Supreme Court ruling, please see specific section below “Reduction in pension liability”). This amount reflects the estimated additional pension liabilities based upon our interpretation of the decision that requires pensions to be adjusted to minimum wage after December 1999. It should be noted that the Venezuelan courts have not yet rendered their final determination of the obligation. As of the date of this release, the case remains in the execution stage and is being administered by a lower Court: “Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas”. This Court has appointed the Venezuelan Central Bank (Banco Central de Venezuela) to perform the necessary calculations to determine the actual amounts due to the beneficiaries.

•	Full year 2005 EBITDA totaling Bs. 741.5 billion decreased 30.6% compared to 2004. Without the impact of the increased additional pension obligation due to Supreme Court Ruling referred above, EBITDA would have been Bs. 1,436.4, equivalent to EBITDA margin of 28%, a 29.0% increase over 2004.

•	The year-over-year reduction of Bs. 189.5 billion or 21.5% in free cash flow, was mainly attributable to Bs. 440.1 increase (84.9%) in CAPEX required to seize growth opportunities.

•	During 2005, the Company paid Bs. 505 per share (equivalent to US$ 1.64 per ADS) in dividends to its shareholders.

REVENUE ANALYSIS

Strong mobile and broadband revenue continued to drive top line growth

Operating revenue totaled Bs. 1,525.6 billion during fourth quarter 2005, a 37.3% increase over fourth quarter 2004.

Quarter-over-quarter revenue growth was driven by 87.9%, 47.3% and 5.6% increases in mobile, broadband and fixed line revenue excluding broadband, respectively.

As a percentage of total revenue, fourth quarter mobile revenue increased from 32.5% in fourth quarter 2004 to 44.4% in fourth quarter 2005 (See Figure 2).

Revenue for fixed line revenue excluding broadband grew 5.6% compared to fourth quarter 2004 and 10.3% during 2005, despite absence of tariffs increases. Mobile revenue growth of 87.9% compared to fourth quarter 2004 and 68.3% during 2005 was driven by our larger customer base and increased handset sales. The Broadband revenue increases of 47.3% and 50.4%, compared to fourth quarter 2004 and full year 2004, respectively, were also driven by an increased customer base.

Fixed

Switched Access Lines:

Continued growth in switched access lines

Total lines in service reached almost 3.1 million as of December 31, 2005, a 7.4% increase over 2004, primarily driven by our prepaid service offerings, marking our tenth consecutive quarter of subscriber growth (see Figure 3).

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	3

Fourth quarter 2005 growth was driven by a 1.9% increase in residential lines, 1.0% increase in non-residential lines and almost 4 thousand new public telephony lines when compared to third quarter 2005. Our prepaid products continue to drive our switched access line growth with fourth quarter net additions of 55 thousand lines. Particularly, our fixed wireless offer accounts for 65.0% of the prepaid net additions.

Internet subscribers – Dial-up:

By the end of fourth quarter 2005, our Dial-up Internet subscribers base reached over 239 thousand, a 36 thousand (17.5%) increase on a year-over-year basis. Residential subscribers represent 94.0% of Dial-up Internet subscribers and 42.2% of total Internet customers. This increase in subscriber base drove a commensurate 17.3% increase in Dial Up Internet revenue during 2005.

Local Service Revenue:

Local service revenue increased by 0.3% as residential tariffs continues frozen

Fourth quarter 2005 local service revenue of Bs. 230.3 billion was Bs. 0.7 billion higher (0.3%) than fourth quarter 2004. This increase in revenue primarily reflects 10.7% and 2.8% fourth quarter 2005 year-over-year increase in weighted average usage and monthly recurring charge tariffs, respectively. The absence of tariffs increases limited growth in this line of business. Line growth has been the source of the modest revenue increase.

Monthly recurring charges component for local service revenue increased 3.8% during fourth quarter 2005 compared to fourth quarter 2004 (see Figure 4). This increase was driven by a 135.0% revenue increase in our “Habla por Llamadas” service plan and a 3.6% higher non-residential subscriber base, offset in part by 0.79% and 0.01% weighted average rate reductions in residential and non-residential postpaid tariffs, respectively.

Figure 4 - Local Service Revenue

	(in millions of Bs.)
	4Q05	4Q04	Inc./(Dec.)%
Monthly recurring charge	126,492	121,842	4,650	3.8%
Installation & Equipment	10,213	9,046	1,167	12.9%
Usage	93,564	98,656	(5,092)	(5.2%)

Total	230,269	229,544	725	0.3%

The 12.9% increase in installation and equipment revenue compared to fourth quarter 2004 was primarily attributable to a 12.5% increase in equipment sales mainly related to our fixed wireless residential offering.

Local usage revenue decreased 5.2% due to a 9.8% decrease in unbundled (billed) minutes, partially offset by a 5.1% increase in the weighted average price charged per minute. As shown in Figure 5, this decrease in unbundled traffic was due to reductions of 11.3%, 3.3% and 24.9% in residential, non-residential and Public Telephony traffic, respectively. The increase in the weighted average price per minute of 5.1% was mainly driven by the increase in prepaid minutes as percentage of total traffic that are charged at a higher tariff than postpaid traffic.

Figure 5 - Local Unbundled Minutes

	(in millions)
	4Q05	4Q04	Inc./(Dec.)%
Residential	1,441	1,624	(183)	(11.3%)
Non-residential	809	837	(28)	(3.3%)
Public telephony	145	193	(48)	(24.9%)

Total	2,395	2,654	(259)	(9.8%)

Reduction of 24.9% in Public Telephony traffic was driven by a 61.1% decrease in traffic generated through traditional payphones partially offset by a 21.2% increase in traffic generated through Telecommunication Centers.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	4

Domestic Long Distance Revenue:

DLD revenue decreased 1.3%. Lower unbundled traffic combined with revenue reduction

Domestic Long Distance (DLD) revenue decreased Bs. 1.0 billion (1.3%) compared to fourth quarter 2004.

Compared to the same period in 2004, fourth quarter 2005 residential unbundled DLD revenue increased 0.3% to Bs. 17.2 billion mainly due to 0.8% increase in residential DLD unbundled traffic.

Figure 6 - DLD Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	4Q05	4Q04	Inc./(Dec.)%		4Q05	4Q04	Inc./(Dec.)%
Residential	17,248	17,189	59	0.3%	123	122	1	0.8%
Non-residential	32,325	32,394	(69)	(0.2%)	165	167	(2)	(1.2%)
Public telephony	10,122	11,062	(940)	(8.5%)	70	76	(6)	(7.9%)

Total Unbundled	59,695	60,645	(950)	(1.6%)	358	365	(7)	(1.9%)

Nights and Weekends	15,344	15,355	(11)	(0.1%)	171	225	(54)	(24.0%)

Total	75,039	76,000	(961)	(1.3%)	529	590	(61)	(10.3%)

Compared to fourth quarter 2004, Public Telephony domestic long distance revenue declined Bs. 0.9 billion to Bs. 10.1 billion. This 8.5% decline was attributable to a 7.9% reduction in traffic.

The 0.1% revenue decline in our bundled DLD plans “Noches y Fines de Semana Libres” was due to a 24.0% drop in traffic, partially offset by higher weighted average tariffs and the increase in subscribers of the “Plan Nacional 3000” offer.

International Long Distance Revenue and Net Settlements:

ILD revenue increased 2.0% over 4Q04

Fourth quarter 2005 International Long Distance (ILD) revenue of Bs. 30.6 billion increased 2.0% over fourth quarter 2004, mainly due to a 52.4% increase in net settlements revenue, while outgoing traffic charged to customers remained almost unchanged (see Figure 7).

Figure 7 - ILD Minutes

	(in millions)
	4Q05	4Q04	Inc./(Dec.)%
Incoming minutes	129	68	61	89.7%
Outgoing minutes	88	63	25	39.7%

Net Settlements	41	5	36	720.0%
Incoming/Outgoing ratio	1.47	1.08	0.39	35.8%
Outgoing minutes charged to customers	65	64	1	1.6%

The Bs. 0.6 billion net settlement revenue year-over-year increase continues to reflect an improved incoming/outgoing traffic ratio. The increase was achieved through negotiations with key operators that involved higher commitments for inbound traffic combined with improved quality of service. The bolivar devaluation against the US$ experienced during 2005 also contributed to the net settlement revenue increase.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	5

Interconnection Revenue (Outgoing Fixed to Mobile and Incoming):

IXC revenue increase driven mainly by 58.0% YoY higher incoming revenue

Fourth quarter 2005 year-over-year 19.2% increase in interconnection revenue was attributable to a 58.0% increase in incoming revenues, combined with 15.4% increase in total outgoing revenue. An increase in incoming revenue was due to 15.9% growth in traffic after other operators completed their installation of additional interconnection points (see Figure 8).

Figure 8 - Interconnection Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	4Q05	4Q04	Inc./(Dec.)%		4Q05	4Q04	Inc./(Dec.)%
Local F-M Outgoing	137,114	121,104	16,010	13.2%	424	376	48	12.8%
DLD F-M Outgoing	63,193	52,495	10,698	20.4%	209	170	39	22.9%

Total Outgoing	200,307	173,599	26,708	15.4%	633	546	87	15.9%
Incoming	27,185	17,202	9,983	58.0%	515	463	52	11.2%

The 13.2% and 20.4% increases in local and DLD fixed to mobile (F-M) outgoing revenue were driven by 12.8% and 22.9% traffic increases, respectively, over the same period in the previous year. Higher outgoing traffic resulted mainly from the mobile market growth.

Broadband:

Fourth quarter Broadband revenue increased 47.3% driven by ABA (ADSL) subscriber growth

Fourth quarter Broadband revenue increased Bs. 63.3 billion (47.3%) on a year-over-year basis to Bs. 196.9 billion, increasing its percentage of total revenue from 12.0% to 12.9%. The increase in broadband revenue in fourth quarter 2005 was mainly attributable to Bs. 41.4 billion (98.2%) increase in ABA (ADSL) revenue combined with a Bs. 21.9 billion (23.9%) increase in private circuits revenue (see Figure 9).

Figure 9 - Broadband

	Revenue (in millions of Bs.)				Subscribers (thousands)
	4Q05	4Q04	Inc./(Dec.)%		4Q05	4Q04	Inc./(Dec.)%
Private circuits	113,441	91,529	21,912	23.9%	17,000	17,272	(272)	(1.6%)
ABA (ADSL)	83,478	42,123	41,355	98.2%	289,931	159,003	130,928	82.3%

Total	196,919	133,652	63,267	47.3%	306,931	176,275	130,656	74.1%

ABA (ADSL) lines experienced strong increases over the last seven quarters, with 82.3% year-over-year growth measured at the end of the fourth quarter. As of December 2005, our ABA (ADSL) customer base totaled almost 290 thousand lines. Our continued investment and commercial efforts to improve and promote our Broadband offerings have fuelled the strong ABA (ADSL) sales momentum.

Mobile

Mobile revenue increased by 87.9% in 4Q05

Fourth quarter Mobile revenue increased 87.9% on a year-over-year basis to Bs. 677.5 billion, increasing its share of our total revenues from 32.5% in 2004 to 44.4% in 2005. Our mobile business continues to be the main driver of our revenue growth. Growth in mobile revenue resulted from a 64.7% gain in traffic driven by 67.0% increase in our customer base and 116.0% increase in equipment sales.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	6

Subscribers:

Net adds of over a million drove the mobile subscriber base to almost 5.2 million

By the end of fourth quarter 2005, our mobile customer base totaled nearly 5.2 million subscribers, a remarkable 67.0% increase on a year-over-year basis (see Figure 10). Postpaid and prepaid subscribers individually posted increases of 14.8% and 71.0%, respectively.

This marks the first quarter of “over a million” net additions. Addition of almost 1.2 million net subscribers represents a 29.6% sequential increase over third quarter 2005 customer base.

The 67.0% year-over-year growth in subscribers compares favorably to the 48.4% mobile market subscriber growth reported by Conatel

According to Conatel, the Venezuelan Regulator for the Telecommunication Industry, total mobile subscribers grew 48.4% in 2005. The 67.0% increase in the Company’s mobile subscriber base achieved during 2005 represents a significant gain in market share.

Our competitive success in fourth quarter and throughout 2005 resulted from improved demand forecasts which facilitated better provisioning of terminal equipment, particularly of low cost handsets, as well as the market’s recognition of the Company’s superior network coverage and quality shown in market opinion surveys.

Usage and ARPUs:

Total usage grew 64.7% compared with 4Q04

A total of 1,301 million minutes of use (outgoing and incoming) were generated during fourth quarter 2005, a 64.7% increase compared to fourth quarter 2004 (see Figure 11). Full year 2005 minutes of use passed the 4 million mark.

Figure 11 - Mobile Minutes

	(in millions)
	4Q05	4Q04	Inc./(Dec.)%
Outgoing	1,139	683	456	66.8%
Incoming	162	107	55	51.4%

Total	1,301	790	511	64.7%
Incoming from related parties	267	212	55	25.9%

Our bundled offers continue to channel most outgoing traffic growth. The 66.8% increase in fourth quarter 2005 outgoing minutes resulted from a 147.3% increase in bundled traffic combined with a 22.9% growth in unbundled minutes. Compared to fourth quarter 2004 volumes, our prepaid bundled plans, first introduced in April 2004, drove 277 million additional minutes in fourth quarter 2005. An additional 79 million minutes were generated by postpaid bundled.

During fourth quarter 2005, Prepaid ARPU increased 2.8% to Bs. 36,776 and postpaid grew to Bs. 164,412 (12.5%) (see Figure 12). The 0.6% decline in blended ARPU to Bs. 44,118 reflects the increase of prepaid customers as percentage of our customer base.

Figure 12 - Mobile ARPU

	(in Bs.)
	4Q05	4Q04	Inc./(Dec.)%
Prepaid	36,776	35,786	990	2.8%
Postpaid	164,412	146,093	18,319	12.5%
Blended	44,118	44,388	(270)	(0.6%)

SMS revenue increased 180.3%

Fourth quarter 2005 SMS revenue totaled Bs. 126.0 billion, a 180.3% increase over fourth quarter 2004. Approximately 2,161 million messages, 104.0% over the same period in 2004, were sent by customers during the quarter. SMS represented 18.6% of the Company’s total fourth quarter mobile revenue.

Equipment sales with lower subsidy represented 28.0% of revenue

Handset sales during fourth quarter 2005 increased 116.0% on a year-over-year basis, representing 28.0% of mobile revenue. Movilnet sold over 1,504 thousand handsets for Bs. 189.8 billion during fourth quarter 2005. Improved purchasing power of lower income segments combined with the Company’s efforts to source lower cost handsets have allowed lower subsidy levels, in terms of Bs. per handset, in fourth quarter 2005 when compared to the same period last year.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	7

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 26.2% mainly driven by higher sales of terminal equipment

Fourth quarter 2005 total operating expenses increased Bs. 289.0 billion or 26.2%, to Bs. 1,389.8 billion compared to fourth quarter 2004. The increase reflects a Bs. 319.5 billion, or 37.0% increase in operating expenses excluding depreciation and amortization, partially offset by a Bs. 30.5 billion, or 12.8%, decrease in depreciation and amortization expenses.

Operations, maintenance, repairs and administrative expenses increased by Bs. 282.5 billion or 44.8% primarily resulting from 130.6% increase in cost of sales associated with sale of cellular handset, combined with: (i) Bs. 81.1 billion pension and post-retirement benefits curtailment and settlement loss; ii) Bs. 26.4 billion increase in contractor expenses supporting customer service and; (iii) Bs. 49.7 billion expense from additional pension obligation due to Supreme Court ruling resulting from the revised actuarial calculation after further adjustments on assumptions were performed for year-end review (see below section “Increase in Pension Liability”).

Interconnection cost increased by Bs. 34.7 billion or 30.6% due to 9.6% increase in traffic volumes over fourth quarter of 2004.

Concession and other taxes increased 28.0% as a result of the higher revenue base.

Provision for uncollectible decreased by Bs. 36.5 billion due to changes in fixed telephony uncollectible policy. The provision was previously based on a percentage of gross revenues and now based on a percentage and aging analysis of accounts receivable. Management’s analysis of the provision resulted in an excess of Bs. 20 billion reversal in fourth quarter 2005.

Other income, net decreased Bs. 14.1 billion to Bs. 4.5 billion in fourth quarter 2005 due to the Bs. 15.0 billion gain in the sale of News Skies Satellite N.V. recorded in fourth quarter 2004.

Decrease in depreciation and amortization expenses of Bs. 30.5 billion or 12.8% resulted from certain fixed and mobile network assets reaching the end of their useful lives.

Total operating expenses for the full year 2005 increased by Bs. 1,550.0 billion or 42.8% to Bs. 5,174.6 billion compared to 2004. Operating expenses excluding depreciation and amortization increased 57.1% to Bs. 4,346.9 billion mainly due to the 2005 Bs. 694.9 billion additional pension obligation due to Supreme Court ruling compared to Bs. 44.4 billion in 2004. Moreover, the increase by Bs. 503.1 billion in the cost of cellular handsets and fixed wireless equipment, combined with higher benefits, contractor and miscellaneous expenses contributed to higher operating expenses. This increase was partially offset by higher other income, net from the sale of our 1.12% investment in International Satellite Telecommunications Organization (INTELSAT). Depreciation and amortization decreased by Bs. 30.0 billion or 3.5% resulting from certain fixed and mobile network assets reaching the end of their useful lives.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	8

EBITDA and EBITDA Margin

EBITDA of Bs. 343.8 billion, 38.4% higher than 4Q04

Fourth quarter EBITDA increased 38.4% to Bs. 343.8 billion from Bs. 248.4 billion in fourth quarter 2004. As a percentage of revenue, this reflected 100 basis points margin increase. The increase resulted from revenue increased at rate of 37.3% while operating expenses excluding depreciation and amortization increased at a slightly lower rate of 37.0% driven by the provision for uncollectibles reversal. Excluding the impact of the expense related to additional pension obligation due to Supreme Court Ruling, 2005 fourth quarter EBITDA and EBITDA margin would have been Bs. 393.4 billion and 26%, respectively.

For 2005, EBITDA totaled Bs. 741.5 billion with EBITDA margin of 15%, compared to Bs. 1,068.8 billion and 28% in 2004, representing a decrease of 30.6% and 1,300 basis points, respectively. Excluding the impact of the increased additional pension obligation due to Supreme Court Ruling, EBITDA and EBITDA margin for 2005 would have been Bs. 1,436.4 billion and 28%, respectively. This result would have represented an increase of 29.0% in EBITDA as a result of the increase in total operating revenues, mainly mobile services despite the absence of fixed regulated tariff increase approvals.

Please refer to the section on Reconciliation of Non-GAAP financial measures on page 16 for a reconciliation of EBITDA to GAAP financial measures.

Interest and Exchange Gain, net and taxes

Lower financing benefit, net and higher tax benefits

Interest and exchange gain, net decreased Bs. 1.6 billion or 7.8%, to Bs. 18.4 billion compared to fourth quarter 2004. Interest income decreased Bs. 4.5 billion or 20.4% due to lower average effective interest rates. Fourth quarter interest expense decreased Bs. 3.3 billion or 58.6% due to lower debt. Exchange gain slightly decreased by 10.4% or Bs. 0.4 billion in fourth quarter of 2005 compared to the same period in 2004.

For full year 2005, the interest and exchange gain, net of Bs. 91.0 billion resulted from higher interest income and an exchange gain of Bs. 39.4 billion recognized from the sale INTELSAT, previously recorded as unrealized translation gain in a separate equity account.

During fourth quarter 2005 total income tax expense was Bs. 16.5 billion, compared to a Bs. 12.0 billion expense recorded during the same period in the previous year. Current tax provision increased by Bs. 4.8 billion mainly due to the December 31, 2004 expiration of investment income tax credits. Deferred tax benefit of Bs. 35.8 billion in fourth quarter 2005 compared to Bs. 35.6 billion in fourth quarter 2004.

Income tax benefit for full year 2005 was Bs. 209.5 billion compared to Bs. 166.5 billion in 2004. Current tax provision increased by Bs. 56.7 billion mainly due to the December 31, 2004 expiration of investment income tax credits. Deferred tax benefit of Bs. 357.4 billion in 2005 compared to Bs. 257.7 billion in 2004 mainly driven by the deferred tax benefit from the additional pension obligation due to Supreme Court ruling.

Net Income

Net income of Bs. 137.7 compared to Bs. 18.0 billion in 4Q04

Fourth quarter net income totaled Bs. 137.7 billion compared to Bs. 18.0 billion in fourth quarter of 2004. This resulted from Bs. 125.8 billion increase in operating income, partially offset by higher tax expense of Bs. 4.5 billion. Excluding the Bs. 49.7 billion in additional pension obligation, net of taxes in fourth quarter 2004, net income would have been Bs. 170.5 billion.

Full year 2005 net income totaled Bs. 214.4 billion compared to Bs. 425.6 billion in 2004. Excluding the Bs. 694.9 billion impact of the additional pension obligation, net of taxes of Bs. 236.3 billion, net income would have been Bs. 673.0 billion.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	9

CASH FLOW ANALYSIS

Increase of 84.9% in CAPEX reduced free cash flow for the year

Free cash flow (FCF) for the year ended December 31, 2005 totaled Bs. 691.8 billion, 21.5% lower than the Bs. 881.3 billion in 2004. The Bs. 189.5 billion year-over-year reduction in FCF was driven by a Bs 440.1 billion increase in CAPEX and Bs. 3.5 billion increase in the net balance of current and non-current assets and liabilities, partially offset by Bs. 254.1 billion increase in cash earnings (net income or loss adjusted for non-cash items). (See Reconciliation of Non-GAAP financial measures on page 16).

Cash used in financing activities totaled Bs. 591.3 billion, primarily reflecting payment of Bs. 415.1 billion in dividends and debt repayment of Bs. 243.0 billion.

The Company’s net cash position totaled Bs. 994.3 billion as of December 31, 2005, compared to Bs. 705.1 billion as of December 31, 2004. (See Reconciliation of Non-GAAP financial measures on page 16).

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital expenditures for the year ended December 31, 2005 totaled Bs. 958.4 billion, a Bs. 440.1 billion (84.9%) increase over 2004. 2005 Capital expenditures were focused on: i) expansion of our CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; ii) deployment of backbone and data networks to sustain the growth in our ABA (ADSL) and other data product lines; and iii) integration and transformation of the Company’s information systems. In addition, the Company is currently deploying Evolution Data Optimized (EVDO) technology for wireless broadband services and initiated substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency.

Total Debt

During 2005, Cantv’s debt payments totaled Bs. 243.0 billion, including Bs. 84.7 billion (US$39.4 million) for International Finance Corporation (IFC) loans, Bs. 20.3 billion (¥1,081.9 million) to Japan’s Eximbank, and repayments of Bs. 138.0 billion of commercial paper and other external and local loans. During 2004, payments of Bs. 204.9 billion included a Bs. 160.0 billion (US$100 million) for Yankee Bonds, Bs. 25.3 billion (US$14.4 million) for the IFC loans, Bs. 17.6 billion (¥1,081.9 million) to Japans’ Eximbank and repayments of Bs. 2.0 billion for other local loans.

As of December 31, 2005, The Company’s debt totaled Bs. 104.3 billion, a Bs. 158.1 billion decrease compared to 2004. During 2005, the Company issued commercial paper totaling Bs. 69.1 billion, of which Bs. 11.2 billion remained outstanding as of December 31, 2005, subsequently paid in January 2006.

Total debt represented 2.8% as a percentage of Equity as of December 31, 2005 compared to 6.6% as of December 31, 2004.

2005 Dividend

Dividends paid of Bs. 415.1 billion

During 2005, the Company paid dividends for Bs. 415.1 billion compared to Bs. 563.1 billion in 2004. The 2005 dividend resulted from a Bs. 505 ordinary dividend per share declared in March 2005.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	10

INCREASE IN PENSION LIABILITY

On February 9, 2006, Cantv announced that in preparation for our 2005 year end closing, the Company increased by Bs. 118 billion from Bs. 715 billion to Bs. 833 billion its provision related to the decision made by the Social Chamber of the Supreme Court in July 2005.

The year-end review of Cantv´s financial statements required further adjustments of actuarial assumptions underlying the calculation of the obligation for future pension payments and disclosed an error in the actuarial calculation of this obligation performed by an external actuarial expert. This third party consultant inadvertently utilized an incorrect set of future wage inflation assumptions.

Based on these revised actuarial calculations, as of December 31, 2005 the additional pension obligation recorded to provide for the July 2005 Supreme Court decision was reduced by Bs. 68 billion to Bs. 765 billion from Bs. 833 billion previously announced.

The impact of this adjustment on 2005 fourth quarter operating expenses is a Bs. 49.7 billion expense to increase the additional pension obligation created by the July 2005 Supreme Court’s decision to Bs. 765 billion from the Bs. 715 billion recorded as of September 30, 2005.

The adjustment does not represent a change in Cantv’s position regarding the July 2005 Supreme Court’s Social Chamber decision.

OTHER DEVELOPMENTS

Dividend proposal

Cantv’s Board of Directors will propose shareholders to approve a dividend of Bs. 700 per share (US$2.28 per ADS) payable on April 27, 2006 at the upcoming annual Shareholders’ Meeting, scheduled to be held on March 31, 2006.

Exchange Control

The exchange control regime established by the Government on January 21, 2003, remains in effect. At its outset, the exchange rate was fixed at Bs. 1,600 per US$1, subsequently adjusted on February 6, 2004 to Bs. 1,920 per US$1, and on March 2, 2005 to the current rate of Bs. 2,150 per US$1.

The Company has received approvals from the Comisión de Administración de Divisas (CADIVI) (the Government’s Commission for Administration of Foreign Exchange) to acquire US$1,007.2 million since the implementation of the exchange control regime referred to above, for payments of foreign goods and services (US$796.6 million) and payments of interest and debt (US$210.6 million). During fourth quarter of 2005, the Company received approvals from CADIVI to acquire US$77.7 million for payments of foreign goods and services, and US$7.6 million for payments of interest and debt.

Additionally, as of December 30, 2005, CADIVI has approved US$505.6 million since the implementation of the exchange controls for the conversion of bolivars to US dollars for repatriation of dividends.

Other

The Government announced a 15% increase on urban minimum wage, and the elimination of bank debit tax of 0.5%, both effective February 10, 2006.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	11

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended December 31, 2005 and 2004

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% Increase (Decrease)
Operating Revenue
Fixed revenue
Local services	230,269	15.1%	229,544	20.7%	107	107	0.3%
Domestic long distance	75,039	4.9%	76,000	6.8%	35	35	(1.3%)
International long distance	28,905	1.9%	28,908	2.6%	13	13	(0.0%)
Net settlements	1,744	0.1%	1,144	0.1%	1	1	52.4%

Total international long distance	30,649	2.0%	30,052	2.7%	14	14	2.0%
Fixed to mobile - Outgoing	200,307	13.1%	173,599	15.6%	93	81	15.4%
Interconnection incoming	27,185	1.8%	17,202	1.5%	13	8	58.0%

Total interconnection	227,492	14.9%	190,801	17.2%	106	89	19.2%
Other wireline-related services	73,063	4.8%	64,148	5.8%	34	30	13.9%
Internet dial-up	13,271	0.9%	12,989	1.2%	6	6	2.2%
Other telecommunications-related services	1,480	0.1%	13,180	1.2%	1	6	(88.8%)

Total Internet dial-up and other	87,814	5.8%	90,317	8.1%	41	42	(2.8%)

Private circuits	113,441	7.4%	91,529	8.2%	53	42	23.9%
ADSL (ABA)	83,478	5.5%	42,123	3.8%	39	20	98.2%

Total broadband	196,919	12.9%	133,652	12.0%	92	62	47.3%

Total fixed revenue	848,182	55.6%	750,366	67.5%	395	349	13.0%
Mobile revenue	677,449	44.4%	360,541	32.5%	315	168	87.9%

Total operating revenue	1,525,631	100.0%	1,110,907	100.0%	710	517	37.3%

Operating Expenses
Provision for uncollectibles	(13,161)	(0.9%)	23,294	2.1%	(6)	11	N.M.
Operations, maintenance, repairs and administrative	913,425	59.9%	630,904	56.8%	425	293	44.8%
Additional pension obligation due to Supreme Court ruling	49,653	3.3%	44,426	4.0%	23	21	11.8%
Interconnection cost	148,319	9.7%	113,609	10.2%	69	53	30.6%
Concession and other taxes	88,172	5.8%	68,896	6.2%	41	32	28.0%
Other income, net	(4,532)	(0.3%)	(18,656)	(1.7%)	(2)	(9)	(75.7%)

	1,181,876	77.5%	862,473	77.6%	550	401	37.0%
EBITDA	343,755	22.5%	248,434	22.4%	160	116	38.4%

EBITDA Margin	23%	0.0%	22%	0.0%	23%	22%	100	bps
Depreciation and amortization	207,949	13.6%	238,402	21.5%	97	111	(12.8%)

Total operating expenses	1,389,825	91.1%	1,100,875	99.1%	647	512	26.2%

Operating Income	135,806	8.9%	10,032	0.9%	63	5	1253.7%

Interest Income and Exchange Gain, net
Interest income	17,569	1.2%	22,063	2.0%	9	10	(20.4%)
Interest expense	(2,337)	(0.2%)	(5,650)	(0.5%)	(1)	(3)	(58.6%)
Interest income and exchange gain, net	3,200	0.2%	3,571	0.3%	1	2	(10.4%)

Interest income and exchange gain, net	18,432	1.2%	19,984	1.8%	9	9	(7.8%)
Income before Income Taxes	154,238	10.1%	30,016	2.7%	72	14	413.9%
Income Tax
Current	52,368	3.4%	47,610	4.3%	25	23	10.0%
Deferred (benefit)	(35,843)	(2.3%)	(35,603)	(3.2%)	(17)	(17)	0.7%

Total income tax (benefit)	16,525	1.1%	12,007	1.1%	8	6	37.6%
Net Income	137,713	9.0%	18,009	1.6%	64	8	664.7%

Net Income Attributable to:
Equity holders of the Company	137,808	9.0%	17,128	1.5%	64	8	704.6%
Minority interest	(95)	(0.0%)	881	0.1%	—	—	N.M.

Net Income	137,713	9.0%	18,009	1.6%	64	8	664.7%

Earnings per Share	177		23		0.08	0.01	664.7%

Earnings per ADS (based on 7 shares per ADS)	1,242		162		0.58	0.07	664.7%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	12

Income statement data

For the years ended December 30, 2005 and 2004

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% Increase (Decrease)
Operating Revenue
Fixed revenue
Local services	912,042	17.9%	891,685	23.2%	424	415	2.3%
Domestic long distance	296,380	5.8%	280,799	7.3%	138	131	5.5%
International long distance	113,380	2.2%	106,159	2.8%	53	49	6.8%
Net settlements	2,055	0.0%	(2,015)	(0.1%)	1	(1)	N.M.

Total international long distance	115,435	2.3%	104,144	2.7%	54	48	10.8%
Fixed to mobile - Outgoing	751,561	14.8%	612,784	16.0%	350	285	22.6%
Interconnection incoming	97,963	1.9%	81,890	2.1%	45	38	19.6%

Total interconnection	849,524	16.7%	694,674	18.1%	395	323	22.3%
Other wireline-related services	200,662	3.9%	170,893	4.5%	93	79	17.4%
Internet dial-up	57,882	1.1%	49,329	1.3%	27	23	17.3%
Other telecommunications-related services	18,933	0.4%	30,584	0.8%	9	14	(38.1%)

Total Internet dial-up and other	277,477	5.5%	250,806	6.5%	129	116	10.6%

Private circuits	380,926	7.5%	312,002	8.1%	177	145	22.1%
ADSL (ABA)	274,950	5.4%	124,036	3.2%	128	58	121.7%

Total broadband	655,876	12.9%	436,038	11.4%	305	203	50.4%

Total fixed revenue	3,106,734	61.1%	2,658,146	69.3%	1,445	1,236	16.9%
Mobile revenue	1,981,658	38.9%	1,177,513	30.7%	922	548	68.3%

Total operating revenue	5,088,392	100.0%	3,835,659	100.0%	2,367	1,784	32.7%

Operating Expenses
Provision for uncollectibles	35,068	0.7%	83,050	2.2%	16	39	(57.8%)
Operations, maintenance, repairs and administrative	2,858,941	56.2%	2,038,831	53.2%	1,330	948	40.2%
Additional pension obligation due to Supreme Court ruling	694,916	13.7%	44,426	1.2%	323	21	1464.2%
Interconnection cost	534,494	10.5%	385,256	10.0%	249	179	38.7%
Concession and other taxes	295,161	5.8%	233,019	6.1%	137	108	26.7%
Other income, net	(71,721)	(1.4%)	(17,759)	(0.5%)	(33)	(8)	303.9%

	4,346,859	85.4%	2,766,823	72.1%	2,022	1,287	57.1%
EBITDA	741,533	14.6%	1,068,836	27.9%	345	497	(30.6%)

EBITDA Margin	15%	0.0%	28%	0.0%	15%	28%	(1,300	bps)
Depreciation and amortization	827,692	16.3%	857,680	22.4%	385	399	(3.5%)

Total operating expenses	5,174,551	101.7%	3,624,503	94.5%	2,407	1,686	42.8%

Operating Income (Loss)	(86,159)	(1.7%)	211,156	5.5%	(40)	98	N.M.

Interest Income and Exchange Gain, net
Interest income	85,572	1.7%	62,626	1.6%	40	30	36.6%
Interest expense	(27,393)	(0.5%)	(18,583)	(0.5%)	(13)	(9)	47.4%
Exchange gain, net	32,843	0.6%	3,910	0.1%	15	2	740.0%

Interest income and exchange gain, net	91,022	1.8%	47,953	1.3%	42	23	89.8%
Income before Income Taxes	4,863	0.1%	259,109	6.8%	2	121	(98.1%)
Income Tax
Current	147,881	2.9%	91,193	2.4%	68	43	62.2%
Deferred (benefit)	(357,426)	(7.0%)	(257,728)	(6.7%)	(166)	(120)	38.7%

Total income tax (benefit)	(209,545)	(4.1%)	(166,535)	(4.3%)	(98)	(77)	25.8%
Net Income	214,408	4.2%	425,644	11.1%	100	198	(49.6%)

Net Income Attributable to:
Equity holders of the Company	213,929	4.2%	423,463	11.0%	100	197	(49.5%)
Minority interest	479	0.0%	2,181	0.1%	—	1	(78.0%)

Net Income	214,408	4.2%	425,644	11.1%	100	198	(49.6%)

Earnings per Share	276		549		0.13	0.26	(49.6%)

Earnings per ADS (based on 7 shares per ADS)	1,934		3,840		0.90	1.79	(49.6%)

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	13

Balance sheet data

As of December 31, 2005 and 2004

(Expressed in millions of bolivars and millions of US dollars)

	December 31, 2005	December 31, 2004	US$ 2005	US$ 2004
Assets
Non-Current Assets:
Property, plant and equipment, net of accumulated depreciation of Bs. 13,942,782 and Bs. 13,486,088, respectively	3,483,063	3,423,333	1,620	1,592
Cellular concession, net	150,088	155,769	70	72
Long-term accounts receivable from Venezuelan Government entities	64,377	18,266	30	8
Deferred tax asset	830,231	472,823	386	220
Information systems (software), net	342,349	265,700	159	124
Other assets	71,433	125,137	34	59

Total non-current assets	4,941,541	4,461,028	2,299	2,075
Current Assets:
Other current assets	62,552	63,321	29	29
Inventories, spare parts and supplies, net	312,255	254,056	145	118
Accounts receivable from Venezuelan Government entities	188,095	182,007	87	85
Accounts receivable, net of provision for uncollectibles of Bs. 71,286 and Bs. 96,879, respectively	687,039	468,630	320	218
Cash and temporary investments	1,098,629	967,543	511	450

Total current assets	2,348,570	1,935,557	1,092	900

Total assets	7,290,111	6,396,585	3,391	2,975

Stockholders’ Equity and Liabilities
Stockholders’ Equity	3,669,069	3,960,470	1,707	1,842
Non-Current Liabilities:
Long-term debt	63,338	92,837	29	43
Deferred income tax liability	—	73,274	—	34
Provision for legal and tax contingencies	134,513	77,717	63	36
Pension and other post-retirement benefit obligations	1,230,166	655,953	572	305

Total non-current liabilities	1,428,017	899,781	664	418
Current Liabilities:
Current portion of the long-term debt	40,992	169,605	19	79
Accounts payable	1,161,580	742,117	540	345
Accrued employee benefits	92,608	78,413	43	36
Current portion of pension and other post-retirement benefit obligations	348,532	95,983	162	45
Income tax payable	77,352	56,303	36	26
Dividends payable	—	23,568	—	11
Deferred revenue	184,518	143,802	86	67
Concession tax	75,412	64,378	35	30
Subscriber rights	69,462	74,791	32	35
Other current liabilities	142,569	87,374	67	41

Total current liabilities	2,193,025	1,536,334	1,020	715

Total liabilities	3,621,042	2,436,115	1,684	1,133

Total stockholders’ equity and liabilities	7,290,111	6,396,585	3,391	2,975

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	14

Cash flow data

For years ended December 30, 2005 and 2004

(Expressed in millions of bolivars and millions of US dollars)

	Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
Operating Activities:
Net income	214,408	425,644	100	198
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange gain, net	(32,843)	(3,910)	(15)	(2)
Minority interest	(479)	(2,181)	—	(1)
Depreciation and amortization	827,692	857,680	385	399
Current income tax	147,881	91,193	68	43
Deferred income tax (benefit)	(357,426)	(257,728)	(166)	(120)
Provision for inventories obsolescence	912	46,491	—	22
Provision for legal and tax contingencies	68,878	60,320	32	28
Additional pension obligation due to Supreme Court ruling	694,916	44,426	323	21
Provision for uncollectibles	35,068	83,050	16	39
Changes in current assets and liabilities	248,433	(8,757)	116	(4)
Changes in non-current assets and liabilities	(197,289)	63,376	(91)	28

Net cash provided by operating activities	1,650,151	1,399,604	768	651

Investing Activities:
Acquisition of information systems (software), net of disposals	(141,733)	(49,602)	(66)	(23)
Acquisition of property, plant and equipment, net of disposals	(816,657)	(468,658)	(380)	(218)

Net cash used in investing activities	(958,390)	(518,260)	(446)	(241)

Free Cash Flow	691,761	881,344	322	410
Financing Activities:
Proceeds from borrowings	69,095	44,505	32	21
Payments of debt	(243,007)	(204,902)	(113)	(96)
Dividend payments	(415,133)	(563,064)	(193)	(262)
(Purchase) assignment of shares for the workers benefit fund	(2,255)	1,294	(1)	1

Net cash used in financing activities	(591,300)	(722,167)	(275)	(336)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	100,461	159,177	47	74
Effect of exchange rate changes on cash and temporary investments	30,625	27,496	14	13

Increase in cash and temporary investments	131,086	186,673	61	87

Cash and temporary investments:
Beginning of the year	967,543	780,870	450	363

Beginning of the year	1,098,629	967,543	511	450

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	15

Reconciliation of Non-GAAP financial measures

(Expressed in millions of bolivars and millions of US dollars)

For the quarters ended December 31, 2005 and 2004

		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
EBITDA
Net Income		137,713	18,009	64	8
Plus / (minus):
Total income tax (benefit)		16,525	12,007	8	6
Interest income and exchange gain, net		(18,432)	(19,984)	(9)	(9)
Depreciation and amortization		207,949	238,402	97	111

EBITDA		343,755	248,434	160	116
EBITDA Margin
EBITDA	=	343,755	248,434	160	116

Total operating revenues		1,525,631	1,110,907	710	517
EBITDA Margin		23%	22%	23%	22%

For the years ended December 31, 2005 and 2004
		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004

EBITDA
Net Income		214,408	425,644	100	198
Plus / (minus):
Total income tax (benefit)		(209,545)	(166,535)	(98)	(77)
Interest income and exchange gain, net		(91,022)	(47,953)	(42)	(23)
Depreciation and amortization		827,692	857,680	385	399

EBITDA		741,533	1,068,836	345	497
EBITDA Margin
EBITDA	=	741,533	1,068,836	345	497

Total operating revenues		5,088,392	3,835,659	2,367	1,784
EBITDA Margin		15%	28%	15%	28%
Cash Earnings
Net income		214,408	425,644	100	198
Plus / (minus):
Exchange gain, net		(32,843)	(3,910)	(15)	(2)
Minority interest		(479)	(2,181)	—	(1)
Depreciation and amortization		827,692	857,680	385	399
Current income tax		147,881	91,193	68	43
Deferred income tax (benefit)		(357,426)	(257,728)	(166)	(120)
Provision for inventories obsolescence		912	46,491	—	22
Provision for legal and tax contingencies		68,878	60,320	32	28
Additional pension obligation due to Supreme Court ruling		694,916	44,426	323	21
Provision for uncollectibles		35,068	83,050	16	39

Cash Earnings		1,599,007	1,344,985	743	627
Free Cash Flow
Net cash provided by operating activities		1,650,151	1,399,604	768	651
Minus:
Net cash used in investing activities		(958,390)	(518,260)	(446)	(241)

Free cash flow		691,761	881,344	322	410

As of December 31, 2005 and 2004
		December 31, 2005	December 31, 2004	US$ 2005	US$ 2004
Cash and temporary investments
Cash and temporary investments		1,098,629	967,543	511	450
Minus:
Long-term debt		(63,338)	(92,837)	(29)	(43)
Short-term debt		(40,992)	(169,605)	(19)	(79)

Net cash position		994,299	705,101	463	328

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	16

2006 GUIDANCE

•	Macroeconomic indicators presented here are based on a compilation of market consensus and constitute the Company’s working scenario assumed to define the Guidance for operating and financial indicators

•	To improve understanding of guidance targets, growth ranges shown below that are implicit in guidance objectives for financial indicators, are calculated over year 2005 results adjusted to exclude the effect of the Supreme Court’s July, 2005 decision

MACROECONOMIC INDICATORS

	Range
	From	To

Economic growth
Total GDP Growth	6%	8%
Oil GDP Growth	0%	2%
Average oil price (US $ per barrel) *	51	57
Non-Oil GDP Growth	7%	9%
Communication GDP	13%	15%
Exchange rate (Bs./US$)
Average	2,150	2,150
Year-end	2,150	2,150
Devaluation (Year-to-Year)	0	0
Inflation (CPI)
CPI	13%	15%
WPI	14%	16%

*	Venezuelan basket

KEY OPERATING INDICATORS

	End of year		Growth range
	From	To	From	To	Actual 2005
Fixed
Fixed access lines *	3,206	3,238	3.5%	4.5%	3,098
ADSL lines	400	430	45.0%	49.0%	290
Mobile subscribers	6,290	6,358	21.2%	22.6%	5,188
Regulated Tariffs Effective Increase			0.0%	7.0%

*	Excludes ADSL and private circuits

KEY FINANCIAL INDICATORS

(in billions of Bs.)

	Full year		Growth range *		Year 2005
	From	To	From	To	Adjusted **	Actual
Revenue	6,600	6,700	30%	32%	5,088	5,088
Cash operating expenses	4,700	4,600	29%	26%	3,653	4,347
EBITDA	1,900	2,100	33%	46%	1,435	741
EBITDA Margin (bp and percentages)	29%	31%	59	314	28%	15%
Net Income (loss)	890	980	32%	46%	673	214
CAPEX	1,030	1,120	7%	17%	958	958
Free Cash Flow	860	960	24%	39%	692	692

*	For illustrative purposes, estimated as percentages of adjusted year 2005 figures

**	Excluding the effect of the July 26, 2005 Supreme Court’s decision on pension litigation

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	17

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with almost 3.1 million switched fixed access lines in service, almost 5.2 million mobile subscribers and almost 307 thousand broadband subscribers as of December 31, 2005. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.7% (Class C Shares) and the remaining 58.2% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short text mobile messaging service.

Switched access lines:	Fixed access lines including Residential, non Residential and Public Telephony.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 4Q05 Earnings Commentary – February 23, 2006 NYSE: VNT	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: February 24, 2006